PRIVILEGED & CONFIDENTIAL to Merge WITH TEAM TOWN HALL – JULY 12, 2019 Filed by Milacron Holdings Corp. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Milacron Holdings Corp. Commission File No.: 001-37458

What Did We Announce? Merger with Hillenbrand Expect to close the transaction in the first calendar quarter of 2020 We all continue business as usual Hillenbrand to purchase 100% of Milacron stock Subject to Milacron shareholders vote and regulatory approval No changes to our process, operations, or strategic goals Focus remains on executing on our AOP and serving customers

Who is Hillenbrand? 100 year history as a global, diversified industrial company based in Batesville, IN ~6,500 associates across locations in 40 countries Publicly traded (NYSE: HI) since 2008

A Compelling and Complementary Fit Enhances Milacron’s scale, scope and resources, allowing us to: Deliver more high-quality, cost-effective solutions Expand into new end markets Strengthen our service platforms Enhance our distribution capabilities Leverages our complementary cultures and the Hillenbrand Operating Model (HOM): HOM is a continuous improvement and lean model that is entrenched in the Hillenbrand operations and culture Will facilitate a smooth transition and drive greater value and opportunities for the combined team Creates significant value for shareholders: Cash and stock offer represents immediate premium and opportunity to participate in future upside Combining with Hillenbrand solidifies Milacron’s position as a world leader in manufacturing, distribution and service of highly engineered and customized plastic technology and processing systems

Overview of the Combined Company World-class global diversified industrial company with leading brands across the plastics value chain Approximately 12,000 associates across locations in over 50 countries Over $3 billion in FY 2018 revenue Publicly traded under (NYSE: HI) ticker symbol

What Does this Mean for Employees? Combination is about driving growth: Hillenbrand has a strong track record of investing in their businesses and great admiration for Milacron’s talented employees across each business Maintain business autonomy: Headquarters to remain in Cincinnati for our brands Expect Milacron Injection Molding, Milacron Extrusion, Mold-Masters, DME and Cimcool will operate autonomously as part of Hillenbrand Greater opportunity: As part of a larger, stronger organization, we expect employees of the combined company will have greater opportunities for growth and development Injection Molding & Extrusion

Looking Ahead Announcement is just the first step in a multi-month process Transaction is subject to regulatory & shareholder approvals and customary closing conditions Expect closing to occur in the first calendar quarter of 2020 Committed to keeping you informed as we move through the process Until closing, it is business as usual Milacron and Hillenbrand will continue to operate separately No changes to our operations, processes, or strategic goals Integration efforts will begin by identifying team Team goal of driving a smooth transition upon closing We are communicating proactively with customers, suppliers and other partners Will host individual business team meetings over the coming days Questions can be directed towards team business heads or Andy Kitzmiller

Key Takeaways Hillenbrand is a strong partner for our business Operational, strategic and cultural fit for Milacron Combination creates opportunity to: Deliver more high-quality, cost-effective solutions Expand into new end markets Strengthen our service platforms Enhance our distribution capabilities Provide long-term stability and development for employees Until closing in the first calendar quarter of 2020, it is business as usual No changes to our process, operations, or strategic goals

Communicating with our Key Stakeholders For customer-facing teams, your communications toolkit will include: Copy of the all-customer note from our CEO Tom Goeke. Talking points to guide any follow up conversations you have with customers. FAQs to guide your responses to inquiries from customers. For supplier-facing teams, your communications toolkit will include: Copy of the all-supplier note from our CEO Tom Goeke. Talking points to guide any follow up conversations you have with suppliers. FAQs to guide your responses to inquiries from suppliers. It is essential that Milacron speaks with one voice. If you’re asked a question that you don’t know the answer to, direct the question to your Business Unit Presidents or HR. Key Message: Our customers and partners will benefit from partnership with a larger, stronger company when the transaction closes. But for now, it is business as usual.

Questions?

Cautionary Statement This presentation contains statements, including statements regarding the proposed acquisition of Milacron Holdings Corp. (“Milacron”) by Hillenbrand, Inc. (“Hillenbrand”) that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, financings, share repurchases and other measures of financial performance or potential future plans or events, strategies, objectives, expectations, beliefs, prospects, assumptions, projected costs or savings or transactions of Hillenbrand, Milacron or the combined company following Hillenbrand’s proposed acquisition of Milacron (the “Proposed Transaction”), the anticipated benefits of the Proposed Transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. In some cases, forward-looking statements can be identified by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “outlook,” “guidance” and similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are not guarantees of future performance or events, and actual results or events could differ materially from those set forth in any forward-looking statement due to any number of factors. These factors include, but are not limited to: the impact of the 2017 Tax Cuts and Jobs Act, enacted by the U.S. government on December 22, 2017, on Hillenbrand’s or Milacron’s financial position, results of operations, and cash flows; the outcome of any legal proceedings that may be instituted against Hillenbrand, Milacron or any companies each may acquire; global market and economic conditions, including those related to the credit and equity markets and international trade related matters, tariffs and other trade matters; volatility of our respective investment portfolios; adverse foreign currency fluctuations; involvement in claims, lawsuits and governmental proceedings related to operations; labor disruptions; the dependence of Hillenbrand’s business units on relationships with several large providers; demand for our respective products being significantly affected by general economic conditions; increased costs or unavailability of raw materials; continued fluctuations in mortality rates and increased cremations; competition from nontraditional sources in the death care industry; any decline in the use of plastic; cyclical demand for industrial capital goods; the competitiveness of the industries in which we operate and the financial resources of our competitors; certain tax-related matters; changes to legislation, regulation, treaties or government policy, including any resulting from the current political environment; the ability of Hillenbrand and Milacron to receive the required regulatory approvals for the Proposed Transaction, or that such regulatory approvals are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the Proposed Transaction, the ability of Milacron to receive the approval of Milacron’s stockholders and the ability of Milacron and Hillenbrand to satisfy the other conditions to the closing of the Proposed Transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Hillenbrand and Milacron to terminate the merger agreement; negative effects of the announcement or the consummation of the Proposed Transaction on the market price of Hillenbrand’s and/or Milacron’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance (including the ability of Milacron to maintain relationships with its customers, suppliers and others with whom it does business); uncertainties as to access to available financing of the Proposed Transaction (including financing for the Proposed Transaction) on a timely basis and on reasonable terms; uncertainties as to the long-term value of the common stock of Hillenbrand following the merger, including the dilution caused by Hillenbrand’s issuance of additional shares of its common stock in connection with the Proposed Transaction; the impact of the additional indebtedness Hillenbrand will incur in connection with the Proposed Transaction; risks relating to the value of the Hillenbrand shares to be issued in the Proposed Transaction; significant transaction costs and/or unknown liabilities of the Proposed Transaction; the possibility that the anticipated benefits from the Proposed Transaction cannot be realized by Hillenbrand in full or at all or may take longer to realize than expected; risks related to disruption of Milacron’s management’s attention from Milacron’s ongoing business operations due to the Proposed Transaction; risks associated with contracts containing consent and/or other provisions that may be triggered by the Proposed Transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Milacron’s operations with those of Hillenbrand will be greater than expected; the ability of Milacron and the combined company to retain and hire key personnel; the impact of new or changes in current laws, regulatory or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond Hillenbrand’s and Milacron’s control, such as acts of terrorism. There can be no assurance that the Proposed Transaction or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Hillenbrand’s and Milacron’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Hillenbrand and/or Milacron from time to time. The forward-looking information herein is given as of this date only, and neither Hillenbrand nor Milacron undertakes any obligation to revise or update it.

Additional Information and Where to Find It In connection with the proposed acquisition by Hillenbrand of Milacron (the “Proposed Transaction”), Hillenbrand will file with the SEC a registration statement on Form S-4 to register the shares of Hillenbrand’s common stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of Hillenbrand and a proxy statement of Milacron (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Milacron’s stockholders when it becomes available. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Hillenbrand or Milacron when it becomes available. The documents filed by Hillenbrand with the SEC may be obtained free of charge at Hillenbrand’s website at www.hillenbrand.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Hillenbrand by requesting them by mail at Hillenbrand, Inc., One Batesville Boulevard, Batesville, IN 47006, or by telephone at (812) 931‑6000. The documents filed by Milacron with the SEC may be obtained free of charge at Milacron’s website at www.milacron.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Milacron by requesting them by mail at Milacron Holdings Corp., 10200 Alliance Road, Suite 200, Cincinnati, OH, 45242, or by telephone at (513) 487-5000.

Participants in the Solicitation Hillenbrand, Milacron and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Milacron’s stockholders with respect to the Proposed Transaction. Information about Hillenbrand’s directors and executive officers is available in Hillenbrand’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018 filed with the SEC on November 13, 2018 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on January 2, 2019. Information concerning the ownership of Milacron’s securities by Milacron’s directors and executive officers is included in their SEC filings on Forms 3, 4 and 5, and additional information regarding the names, affiliations and interests of such individuals is available in Milacron’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on February 28, 2019 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on March 15, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Hillenbrand or Milacron as indicated above.

No Offer or Solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to another available exemption.